525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax.

Robert J. Wild
robert.wild@kattenlaw.com
312.902.5567 direct
312.577.8878 fax

June 15, 2010

VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc.
Form S-3/A
Filed June 15, 2010
File No. 333-167258

Dear Mr. Riedler:

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated June 10, 2010 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, initially filed with the Commission on June 2, 2010.  For the convenience of the Staff, the response set forth below follows the text of the paragraph of the Comment Letter to which it relates.  The Pre-effective Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”) is being filed via EDGAR concurrently herewith.

Form S-3 filed June 2, 2010

1.	Please revise the prospectus to provide a complete description of the private placement transaction for the shares registered.

Response:

Under the heading “Selling Stockholders” beginning on the bottom of page 3 of the prospectus in Amendment No. 1, the Company has provided descriptions of the private placement transactions in which the warrants related to the underlying shares of common stock included in the registration statement were issued.

CHICAGO	CHARLOTTE	IRVING	LONDON	LOS ANGELES	NEW YORK	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

June 15, 2010

Please direct any further questions or comments regarding the filing to the undersigned at (312) 902-5567.

Very truly yours,

KATTEN MUCHIN ROSENMAN LLP
/s/ Robert J. Wild

Robert J. Wild

cc: Karen Ubell, Securities and Exchange Commission
Dr. Michael Fonstein, Cleveland BioLabs, Inc.